UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2022

Commission File Number: 333-226308

COLOR STAR TECHNOLOGY CO., LTD.

(Translation of registrant’s name into English)

7 World Trade Center, Suite 4621
New York, NY 10007
Tel: +1 (929) 317-2699
(Address of principal executive office)

Indicate by check mark whether the Company files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the Company is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the Company is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Entry into Material Definitive Agreements

On February 22, 2022, Color Star Technology Co., Ltd. (the “Company”) entered into a securities purchase agreement (the “SPA”) with certain institutional investors for a registered direct offering of ordinary shares and warrants. Each unit consists of one ordinary share and one warrant to purchase one ordinary share. The purchase price per unit is $0.40. The gross proceeds from the sale of the securities, before deducting placement agent fees and other estimated offering expenses payable by the Company, will be approximately $10.0 million. The Company will issue to the investors an aggregate of 25,000,000 ordinary shares and warrants to purchase an aggregate of 25,000,000 ordinary shares. The warrants are initially exercisable at $0.40 per share.

The net proceeds from this offering will be used for general corporate and working capital purposes. The completion of the placement is expected to occur on or about February 24, 2022, subject to the satisfaction of customary closing conditions.

The securities described above are being offering by the Company pursuant to a registration statement on Form F-3 (File No. 333-256508) that was previously filed with the Securities and Exchange Commission (SEC) and declared effective on June 23, 2021.

The forms of the Investor Warrant and the SPA are filed as Exhibits 4.1 and 10.1, respectively, to this Current Report on Form 6-K and such document is incorporated herein by reference. The foregoing is only a brief description of the material terms of the offering, and does not purport to be a complete description of the rights and obligations of the parties thereunder and is qualified in its entirety by reference to such exhibits.

Exhibit No.	Description
4.1	Form of Investor Warrant (to be filed by amendment)
5.1	Form of Cayman Islands Legal Opinion (to be filed by amendment)
10.1	Form of Securities Purchase Agreement
99.1	Press Release dated February 22, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 22, 2022

COLOR STAR TECHNOLOGY CO., LTD.

By:	/s/ Lucas Capetian
Name:	Lucas Capetian
Title:	Chief Executive Officer

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